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                              May 31, 2023

       Ken Bland
       Director
       WellTek Incorporated
       485c US Highway 1 South
       Suite 350 #1020
       Iselin, NJ 08830

                                                        Re: WellTek
Incorporated
                                                            Offering Statement
on Form 1-A
                                                            Post-Qualification
Amendment No. 2
                                                            Filed May 25, 2023
                                                            File No. 024-12143

       Dear Ken Bland:

                                                         We have reviewed your
amendment and have the following comment.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Post-Qualification Amendment No. 2

       Index to Financial Statements, page 19

   1. Please revise to include all the financial statements listed in the Index to Financial
                                                        Statements. In this
regard, we note that the filing omits the consolidated balance sheet and certain other financial
statements.
 Ken Bland
FirstName  LastNameKen Bland
WellTek Incorporated
Comapany
May        NameWellTek Incorporated
     31, 2023
May 31,
Page 2 2023 Page 2
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Rucha Pandit at (202) 551-6022 or Donald Field at (202) 551-3680 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:      Jackson L. Morris